December 3, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (630) 864-4527

Sam K. Duncan
Chief Executive Officer
OfficeMax, Inc.
263 Shuman Boulevard
Naperville, Illinois 60563

> **Re:** **OfficeMax, Inc.**
> **Definitive 14A**
> **Filed March 15, 2007**
> **File No. 001-05057**

Dear Mr. Duncan:

     We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comment by December 17, 2007 or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your responses to comments 1 and 3 of our August 21, 2007 letter. However, please revise your request for confidential treatment to provide a more detailed competitive harm analysis and to elaborate on the connection between the performance criteria listed in your responses to these comments and planned sales increases and restriction of expenses.

     Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor